================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                         ------------------------------

                        SAVVIS COMMUNICATIONS CORPORATION
                                (Name of Issuer)

Common Stock, par value $.01 per share                       805423 10 0
   (Title of class of securities)                           (CUSIP number)

                             Nancy C. Gardner, Esq.
                              REUTERS AMERICA INC.
                             Acting General Counsel
                              The Reuters Building
                                 3 Times Square
                            New York, New York 10036
                                 (646) 223-4203
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                   May 16, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)
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CUSIP No.  805423 10 0                                            13D                                                  Page 2 of 13
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS GROUP PLC
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  Not Applicable
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                       England and Wales
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 15,187,716
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            15,187,716
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                     15,187,716
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              HC; CO
------------------------    --------------------------------------------------------------------------------------------------------


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CUSIP No.  805423 10 0                                            13D                                                  Page 3 of 13
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                               REUTERS AMERICA INC.
                            I.R.S. IDENTIFICATION NO.                              IRS NO. 13-3320829
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    ------------------------------------------------------------------------------------ -------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                                  0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                       15,187,716
        OWNED BY                                                                                              (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                             0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                                  15,187,716
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                           15,187,716
                                                                                                              (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


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CUSIP No.  805423 10 0                                            13D                                                  Page 4 of 13
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERS S.A.
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  OO; WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 15,187,716
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            15,187,716
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  15,187,716
                                                                                                      (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------


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CUSIP No.  805423 10 0                                            13D                                                  Page 5 of 13
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         REUTERSS HOLDINGS SWITZERLAND SA
                            I.R.S. IDENTIFICATION NO.                        IRS NO.
                            OF ABOVE PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                   WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):     [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                          Switzerland
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                            0
       NUMBER OF
         SHARES
                            -------------------     --------------------------------------------------------------------------------
      BENEFICIALLY                  8               SHARED VOTING POWER:                                 15,187,716
        OWNED BY                                                                                        (see Item 5)
                            -------------------     --------------------------------------------------------------------------------
          EACH                      9               SOLE DISPOSITIVE POWER:                                       0
       REPORTING
                            -------------------     --------------------------------------------------------------------------------
      PERSON WITH                   10              SHARED DISPOSITIVE POWER:                            15,187,716
                                                                                                        (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  15,187,716
                                                                                                      (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                      [ ]
------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        14.99%
                                                                                                                    (see Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                     This Amendment No. 1 amends the Schedule 13D dated May 14, 2001, filed by Reuters Group PLC ("RGPLC"), Reuters America Inc. ("RAM") and Reuters S.A. ("RSA") with respect to the common stock, par value $.01 per share ("Common Stock"), of SAVVIS Communications Corporation ("Savvis") and adds Reuters Holdings Switzerland SA ("RHSSA") as a joint filer of such Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

                     Item 2 is hereby amended and supplemented as follows:

                     Reuters Holdings Switzerland SA ("RHSSA") is added as a Reporting Person, and accordingly, RGPLC, RAM, RSA and RHSSA may be deemed to be a group under Section 13(d) of the Exchange Act and are referred to herein collectively as the "Reporting Persons". A joint filing agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 5 (the "Joint Filing Agreement").

                     RHSSA is a corporation organized under the laws of Switzerland with its principal executive offices located at 153 route de Thonon, 1245 Collange-Bellerive, Switzerland. The principal business activities of RHSSA are the purchase, ownership and management of interests in enterprises, particularly in companies belonging to RGPLC.

                     The name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization, in which such employment is conducted), and citizenship of each director and executive officer of RHSSA is set forth on Schedule D attached hereto, respectively.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                     Item 3 is hereby amended and supplemented as follows:

                     The consideration for the purchase of the Notes at the Initial Closing (each as defined below) was the payment of $10 million in cash by RHSSA pursuant to the Securities Purchase Agreement (as defined below). RHSSA used working capital to purchase such Notes and expects to use working capital for the purchase of any additional Notes.

ITEM 4.  PURPOSE OF TRANSACTION

                     Item 4 is hereby amended and supplemented as follows:

                     On May 16, 2001, RHSSA and Savvis entered into a securities purchase agreement (the "Securities Purchase Agreement") pursuant to which RHSSA has agreed to purchase from Savvis, and Savvis has agreed to issue and sell to RHSSA, subject to the satisfaction of a number of conditions, up to $30 million ($45 million under certain circumstances, as described below) aggregate principal amount of 12% convertible senior secured notes of Savvis due May 1, 2005 (the "Notes"). Also, on May 16, 2001, RHSSA and Savvis completed an initial closing under the Securities Purchase Agreement in which RHSSA subscribed for and purchased from Savvis $10 million aggregate principal amount of the Notes (the "Initial Closing"). Copies of the Securities Purchase Agreement and the
Note issued to RHSSA at the Initial Closing are attached hereto as Exhibit 6 and
Exhibit 7, respectively, and are incorporated herein by reference.

           Under the Securities Purchase Agreement, Savvis has the right, subject to a number of conditions, to cause RHSSA to purchase Notes each month from June 2001 through and including August 2001, in amounts per month not to exceed those set forth in the Securities Purchase Agreement, for an aggregate amount (including the Notes purchased at the Initial Closing) not to exceed $30 million. In the event that the Closing under the Asset Purchase Agreement has not been consummated and the Asset Purchase Agreement has not been terminated by 11:59 p.m., New York time, on August 31, 2001, Savvis may cause RHSSA to purchase up to $7.5 million of Notes on September 4, 2001, subject to satisfaction of certain conditions, and, if the Closing under the Asset Purchase Agreement has not been consummated and the Asset Purchase Agreement has not been terminated by 11:59 p.m., New York time, on September 30, 2001, Savvis may cause RHSSA to purchase up to $7.5 million of Notes on October 1, 2001, subject to satisfaction of certain conditions.

           RHSSA's obligation to purchase additional Notes from Savvis is subject to a number of conditions, including Savvis having obtained waivers from certain of its lenders and a condition that Reuters Limited and Savvis having executed a term sheet, in form and substance satisfactory to Reuters Limited, for an agreement for supply by Savvis to Reuters Limited of certain data transport network services and the operation, management and maintenance thereof (the "NSA"). Additionally, if the purchase by RHSSA of any additional Notes would cause RHSSA or any of its affiliates to become an "interested stockholder" for purposes of Section 203 of the DGCL, RHSSA shall not be required to purchase such Notes unless it receives evidence reasonably satisfactory to it to the effect that the transactions have been approved by the Savvis Board, including for purposes of Section 203 of the DGCL.

           The Notes purchased by RHSSA at the Initial Closing are convertible, at any time and at the option of RHSSA, into shares of Common Stock at a conversion price of $1.35 per share, subject to adjustment as provided in the Notes. All Notes purchased by RHSSA after the Initial Closing, if any, will be convertible into shares of Common Stock at a price to be established with reference to the market price of the Common Stock prior to the execution by Reuters Limited and Savvis of the NSA in the manner provided in the Securities Purchase Agreement and subject to adjustment as provided in the Notes.

           Under certain circumstances, if the Company raises additional preferred stock financing, RHSSA's obligation to purchase up to $ 30 million of Notes may be accelerated and all of the Notes will be converted automatically into shares of convertible preferred stock ("Purchaser Conversion Preferred") having rights, preferences, privileges and restrictions as are determined in accordance with the Securities Purchase Agreement.

           RHSSA is entitled to receive interest on the Notes at a rate of 12% per annum, compounded and payable quarterly. Until August 1, 2004, at the discretion of Savvis, any and all interest payments are payable in the form of additional Notes. From and after August 1, 2004, RHSSA is entitled to receive interest at a rate of 12% per annum, compounded and payable quarterly, on the principal amount of the Notes, in cash only.

           The Notes are secured by Savvis' interest in a certain leasehold mortgage and real property of Bridge, as evidenced by the Missouri Future Advance Deed of Trust and Security Agreement (the "Deed") by and between SAVVIS Communications Corporation, a Missouri corporation ("Savvis Missouri"), Joseph
J. Trad, as trustee, and RHSSA, dated as of May 11, 2001. A copy of the Deed is attached as Exhibit 7 hereto and incorporated herein by reference. Savvis Missouri is a wholly-owned subsidiary of Savvis.

           In consideration of the amounts advanced or to be advanced by RHSSA to Savvis pursuant to the Securities Purchase Agreement, Savvis and RHSSA entered into a side letter agreement, dated May 16, 2001 (the "Side Letter") pursuant to which Savvis has agreed that, for so long as RHSSA is the holder of any Notes, shares of Common Stock issuable upon conversion of the Notes, Purchaser Conversion Preferred or Common Stock comprising or convertible into at least 5% of the outstanding voting stock of Savvis, RHSSA shall have the right to: (A) (i) receive notice of all meetings of the Savvis Board, (ii) receive notice of all meetings of committees of the Savvis Board, (iii) designate an observer to attend all such meetings, and (iv) receive all reports, consents, materials and other information distributed to any director of Savvis and (B) nominate and elect such number of directors of Savvis, but no fewer than one director, as shall be determined based upon the proportion of the percentage of the voting power of Savvis held by RHSSA on a fully-diluted, as-converted basis to the number of directors of Savvis, rounded down to the nearest whole number. A copy of the Side Letter is attached hereto as Exhibit 8 hereto and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of May 16, 2001, RGPLC beneficially owned in the aggregate 15,187,716 shares of Common Stock, representing one share less than 15% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 101,251,446, being determined, in accordance with Rule 13d-3(d)(1) under the Exchange Act, equal to the sum of (i) 93,844,039 shares, based on the representation made by Savvis under the Securities Purchase Agreement and (ii) RHSSA's right to acquire 7,407,407 shares of Common Stock upon conversion of the Notes purchased by it at the Initial Closing). Until certain conditions are satisfied relating to Section 203 of the DGCL, the number of shares of Common Stock deemed beneficially owned by the Reporting Persons will fluctuate depending on the total number of shares of Common Stock outstanding from time to time, including as a result of the issuance of the Notes which are convertible into shares of Common Stock.

                     The Savvis Stock Option gives RAM and RSA (collectively, "Reuters") the right to acquire an aggregate of 45,483,702 shares of Common Stock from Bridge subject to certain limitations discussed below. In addition, the Note issued at the Initial Closing gives RHSSA the right to acquire upon conversion approximately 7,407,407 shares of Common Stock, representing approximately 7.32% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 101,251,446, being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

                     Currently, however, under the terms of the Savvis Stock Option Agreement, Reuters may only exercise the Savvis Stock Option with respect to such number of shares of Common Stock as would not result in Reuters becoming an "interested stockholder" as defined in Section 203 of the DGCL (i.e, the beneficial owner of 15% of the outstanding Common Stock as determined in accordance with Section 203 of the DGCL). As a result, because the Notes currently represent beneficial ownership by RHSSA of 7,407,407 shares of Common Stock (or 7.32% of the outstanding Common Stock (determined in accordance with Section 203 of the DGCL)), the Savvis Stock Option is currently exercisable by Reuters for 7,780,309 shares (or 7.67% of the outstanding Common Stock (determined in accordance with Rule 13d-3(d)(1) under the Exchange Act)). The number of shares of Common Stock which are able to be purchased by Reuters under the terms of the Savis Stock Option will fluctuate depending on the total number of shares of Common Stock outstanding from time to time and the number of shares otherwise beneficially owned by Reuters as determined under Section 203 of the DGCL, including as a result of the issuance of the Notes which are convertible into shares of Common Stock.

                     The Savvis Stock Option Agreement also gives Reuters the right to vote the shares of Common Stock subject to the Savvis Stock Option. However, this voting right covers the lesser of (x) the number of shares for which the Savvis Stock Option is exercisable and (y) unless and until any requisite filing under the HSR Act has been made and the waiting period with respect thereto has expired, such number of shares that may be acquired by Reuters without the making of a filing under the HSR Act.

                     Except as disclosed in this Item 5(a), none of the Reporting Persons beneficially owns, nor, to the best of their knowledge, none of their directors or executive officers beneficially owns, any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except as disclosed in Item 4 hereof, (i) none of the Reporting Persons (other than RHSSA), nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of Savvis since the initial filing on Schedule 13D and (ii) neither RHSSA nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in the Common Stock of Savvis during the past 60 days.

           (d)       Not applicable.

           (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
           ---------------------------------------------------------------------

                     Item 6 is hereby amended and supplemented as follows:

                     The response to Item 4 hereof is incorporated herein by reference.

                     RHSSA is a party to the Securities Purchase Agreement, has been issued the Note purchased at the Initial Closing and the Deed and is party to the Side Letter and to the registration rights agreement between Savvis and RHSSA, dated as of May 16, 2001 (the "Registration Rights Agreement"). The Registration Rights Agreement is attached hereto as Exhibit 9.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           Exhibit 5. Joint Filing Agreement by and among Reuters Group PLC, Reuters America Inc., Reuters S.A. and Reuters Holdings Switzerland SA, dated May 17, 2001.

           Exhibit 6. Securities Purchase Agreement by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated as of May 16, 2001.

           Exhibit 7. Missouri Future Advance Deed of Trust and Security Agreement by and between SAVVIS Communications Corporation (a Missouri corporation), Joseph J. Trad, as Trustee and Reuters Holdings Switzerland SA, dated as of May 11, 2001.

           Exhibit 8. $10,000,000 principal amount, 12% Convertible Senior Secured Note due May 1, 2005 of SAVVIS Communications Corporation in favor of Reuters Holdings Switzerland SA.

           Exhibit 9. Side Letter by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated May 16, 2001.

           Exhibit 10. Registration Rights Agreement by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated as of May 16, 2001.

           Exhibit 11. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Holdings Switzerland SA.

                                   SIGNATURES
                                   ----------

                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 17, 2001

                                 REUTERS GROUP PLC

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Attorney-in-fact



                                 REUTERS AMERICA INC.

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Vice President



                                 REUTERS S.A.

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Attorney-in-fact



                                 REUTERS HOLDINGS SWITZERLAND SA

                                 By: /s/ Stephen P. Lehman
                                    ----------------------------------------
                                    Name: Stephen P. Lehman
                                    Title: Attorney-in-fact

                           SCHEDULE D TO SCHEDULE 13D

                    Filed by Reuters Holdings Switzerland SA

                         REUTERS HOLDINGS SWITZERLAND SA
                        DIRECTORS AND EXECUTIVE OFFICERS

------------------------------ ------------------------- ------------------------------------- ------------------------------------
                                                               PRESENT BUSINESS ADDRESS            PRESENT PRINCIPAL OCCUPATION
         NAME                        CITIZENSHIP
------------------------------ ------------------------- ------------------------------------- ------------------------------------
DIRECTORS:
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Jean-Paul Aeschimann           Swiss                     25 Grand Rue                          Partner, Lenz & Staehelin
                                                         1204 Geneva, Switzerland
------------------------------ ------------------------- ------------------------------------- ------------------------------------
David John Grigson             British                   85 Fleet Street                       Finance Director
                                                         London EC4P 4AJ
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Ian Kleinman                   Swiss                     5 rue de Jargonnant                   Group Business Services Director
                                                         1207 Geneva, Switzerland
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Jean-Claude Marchand           Swiss                     5 rue de Jargonnant                   Chairman-Reuters Information and
                                                         1207 Geneva, Switzerland              Group Marketing
------------------------------ ------------------------- ------------------------------------- ------------------------------------
Robert Pennone                 Swiss                     62 route de Frontex                   Partner, Fidutec
                                                         1207 Geneva, Switzerland
------------------------------ ------------------------- ------------------------------------- ------------------------------------
EXECUTIVE OFFICERS:
------------------------------ ------------------------- ------------------------------------- ------------------------------------
None additional

--------------------------------------------------------------------------------------------------------------------------------


                                  EXHIBIT INDEX


Exhibit 5. Joint Filing Agreement by and among Reuters Group PLC, Reuters America Inc., Reuters S.A. and Reuters Holdings Switzerland SA, dated May 17, 2001.

Exhibit 6. Securities Purchase Agreement by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated as of May 16, 2001.

Exhibit 7. Missouri Future Advance Deed of Trust and Security Agreement by and between SAVVIS Communications Corporation (a Missouri corporation), Joseph J. Trad, as Trustee and Reuters Holdings Switzerland SA, dated as of May 11, 2001.

Exhibit 8. $10,000,000 aggregate principal amount, 12% Convertible Senior Secured Note due May 1, 2005 of SAVVIS Communications Corporation.

Exhibit 9. Side Letter by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated May 16, 2001.

Exhibit 10. Registration Rights Agreement by and between SAVVIS Communications Corporation and Reuters Holdings Switzerland SA, dated as of May 16, 2001.

Exhibit 11. Power of Attorney appointing Stephen P. Lehman as attorney-in-fact for Reuters Holdings Switzerland SA.